                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January 2004
                 ------------

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A   Form 40-F
                -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes         No   A
          -----      -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-      .)
                                                       ------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 January 2004                  FLETCHER CHALLENGE FORESTS LIMITED
                                      ----------------------------------

                                      /s/ P M GILLARD

                                      P M GILLARD
                                      SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)

                              (NEWS RELEASE LOGO)

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

    KIWI FORESTS GROUP LIMITED WITHDRAWS FROM SALE OF TARAWERA FORESTRY RIGHT

Auckland, 30 January 2004 - Kiwi Forests Group Limited advised Fletcher Challenge Forests today that it was not in a position to satisfy the financing condition in respect of the NZ$165 million purchase of the Tarawera forestry right. Kiwi Forests Group Limited was required, under the Sale and Purchase Agreement entered into on 18 December 2003, to confirm finance by 30 January 2004. Accordingly, Kiwi Forests Group will not be acquiring that forestry right.

Commenting on the decision not to proceed with the Tarawera forestry right sale to Kiwi Forests Group Limited, John Dell, the Company's Chief Executive Officer, said: "We are naturally disappointed that Kiwi was not able to confirm its financing within the agreed timeframe. However the Tarawera forest is a high quality, mature forest estate. The Company will revert to The Campbell Group who previously sought to acquire this forest."

The implications for the forest sale and the consequential capital return are fully explained in the Company's Notice of Meeting dated 16 January 2004, which is available on the Company's website (www.fcf.co.nz).

As previously advised to the market and explained in the Notice of Meeting, there are no financing conditions on the balance of the forest estate being sold, which comprises NZ$560 million of the total NZ$725 million sales price. The balance of the forest estate is being sold to three purchasers, Kiwi Forests Group Limited, The Ontario Teachers' Pension Plan and Viking Global New Zealand Limited.

The Company is seeking shareholders' approval for the balance of the forest sale at a special shareholders' meeting, which will be held in Auckland on 20 February 2004.

Ends

TO:        BUSINESS EDITOR                   From:                Paul Gillard
                                             Company Secretary & General Counsel
Fax/Email: AUTO                              FLETCHER CHALLENGE FORESTS LTD

                                             Telephone:           64-9-571 9846
                                             Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.